Exhibit 12.1
STATEMENT REGARDING COMPUTATION OF RATIOS

	Period from February 26, 2014 (Inception) to December 31, 2014	Year ended December 31, 2015
Earnings:
Pretax loss	$(8,010,860)	$(29,141,630)
Add fixed charges	45,600	75,900
Total earnings	(7,965,260)	(29,065,730)
Fixed charges:
Interest expense, including amortization of debt issuance costs	—	—
Estimated interest component of rent expense (a)	45,600	75,900
Total fixed charges	45,600	75,900
Preference security dividends	—	—
Ratio of earnings to combined fixed charges and preference dividends	(b)	(b)
Deficiency of earnings available to cover combination of fixed charges and preference dividends	$(8,010,860)	$(29,141,630)

(a) Fixed Charges consist of 30% of rental expense associated with our facility leases, which is considered to be a reasonable estimate of the interest factor.
(b) Earnings for the fiscal year ended December 31, were inadequate to cover combined fixed charges for the period presented.